                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant
                                to Rule 13d-2(a)
                                (Amendment No. )*

                            Energy West Incorporated
       -----------------------------------------------------------------
                                (Name of Issuer)

                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   29274A-10-5
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
             1375 East 9th Street, 20th Floor, Cleveland, Ohio 44114
                                  216-736-7204
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Turkey Vulture Fund XIII, Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS*
         WC,OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                         [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
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           NUMBER OF           7        SOLE VOTING POWER

            SHARES                      122,700
                               --------------------------------------------
         BENEFICIALLY          8        SHARED VOTING POWER

           OWNED BY
                               --------------------------------------------
             EACH              9        SOLE DISPOSITIVE POWER

          REPORTING                     122,700
                               --------------------------------------------
            PERSON             10       SHARED DISPOSITIVE POWER

             WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         122,700
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.1%
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14       TYPE OF REPORTING PERSON*
         OO
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                                Page 2 of 8 Pages

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CUSIP No. 29274A-10-5

         This original Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions of shares of common stock, $0.15 par value, of Energy West Incorporated, a Montana corporation.

Item 1.  Security and Issuer.

         This Schedule 13D Statement relates to the shares of common stock,$0.15 par value (the "Shares"), of Energy West Incorporated, a Montana corporation ("Energy West"), which has its principal executive offices at 1 First Avenue South, Great Falls, Montana 59401.

Item 2.  Identity and Background.

         (a) The person filing this Schedule 13D is Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Richard M. Osborne is the sole Manager of the Fund.

         (b) The address of the Fund, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

         (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

         (d) Negative with respect to the Fund and Mr. Osborne.

         (e) Negative with respect to the Fund and Mr. Osborne.

         (f) The Fund is a limited liability company organized under the laws of the state of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $1.1 million (excluding commissions) with a combination of working capital of the Fund and margin debt from EVEREN Securities, Inc. ("EVEREN").

         Interest on the EVEREN margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by

                                Page 3 of 8 Pages

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CUSIP No. 29274A-10-5

law, EVEREN has a lien on certain of the Shares reported herein as having been acquired by the Fund. A copy of the agreement setting forth the terms of the Fund's EVEREN margin debt is attached hereto as Exhibit 7.1.

Item 4.  Purpose of Transaction.

         The Fund purchased the Shares to acquire a minority interest in Energy West for the purposes of investment. The Fund and Mr. Osborne reserve the right to dispose of or acquire additional Shares and will do so depending on market conditions, developments with respect to Energy West's business and other relevant factors.

         Other than as set forth in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, neither the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

         (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy West or any of its subsidiaries;

         (ii) a sale or transfer of a material amount of assets of Energy West or any of its subsidiaries;

         (iii)any change in the present board of directors or management of Energy West, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (iv) a material change in the present capitalization or dividend policy of Energy West;

         (v) a material change in the business or corporate structure of Energy West;

         (vi) a change to the Restated Certificate of Incorporation or Bylaws of Energy West or other actions which may impede the acquisition of control of Energy West by any person;

         (vii) the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;

         (viii) a class of equity securities of Energy West becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any action similar to any of those enumerated in (i)

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CUSIP No. 29274A-10-5

through (viii) above.

         Mr. Osborne and the Fund reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the most recently available filing with the Securities and Exchange Commission by Energy West, there are 2,421,077 Shares outstanding.

         The Fund beneficially owns 122,700 Shares, or approximately 5.1% of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all such Shares.

         (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Fund.

         (c) During the past 60 days, the Fund purchased 31,300 Shares in open market transactions as set forth below:

                                             Approximate Per
                                               Share Price
       Date          Number of Shares    (Excluding Commissions)
------------------   ----------------   -------------------------

          3/8/99          5,000                  $8.63
         3/10/99          1,200                  $8.75
         4/28/99         10,000                  $9.00
         4/29/99         10,000                  $8.88
         4/30/99          3,000                  $8.88
          5/3/99          1,600                  $9.25
          5/4/99            500                  $9.50


         (d) Not Applicable.

         (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not Applicable.

                                Page 5 of 8 Pages

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CUSIP No. 29274A-10-5


Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 General Account Agreement Letter to Kemper Securities, Inc. (predecessor-in-interest to Everen) from Turkey Vulture Fund XIII, Ltd.



                                Page 6 of 8 Pages

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CUSIP No. 29274A-10-5

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 12, 1999                         TURKEY VULTURE FUND XIII, LTD.



                                            By: /s/ Richard M. Osborne
                                                ---------------------------
                                                Richard M. Osborne, Manager




























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CUSIP No. 29274A-10-5

                                  Exhibit Index


Exhibit 7.1       General Account Agreement Letter to Kemper
                  Securities, Inc. (predecessor-in-interest to
                  Everen) from Turkey Vulture Fund XIII, Ltd.


























                                Page 8 of 8 Pages